

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 28, 2009

Jerry Collazo
Chief Financial Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

>   **Re: Orange 21 Inc.**
>   **Form 10-K for the Fiscal-Year ended December 31, 2008**
>   **Filed April 15, 2009**
>   **File No. 000-51071**

Dear Mr. Collazo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief